UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

02020299

NO ACT
P.E 1-16-02
1-07260

PROCESSED
MAR 20 2002
P THOMSON FINANCIAL

February 28, 2002

Deborah E. Kurtzberg
Cleary, Gottlieb, Steen & Hamilton
One Liberty Plaza
New York, NY 10006-1470

Act 1934
Section
Rule 14A-8
Public Availability 2/28/2002

Re: Nortel Networks Corporation
Incoming letter dated January 16, 2002

Dear Ms. Kurtzberg:

This is in response to your letters dated January 16, 2002 and January 28, 2002 concerning the shareholder proposals submitted to Nortel Networks by S. Mark Klerer. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn
Associate Director (Legal)

Enclosures

cc: S. Mark Klerer
28 Celler Road
Edison, NJ 08817

CRGH

RECEIVED
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

1:20

RECD S.E.C.

JAN 1 6 2002

1086

January 7, 2002

S. Mark Klerer
28 Celler Road
Edison NJ 08817

Deborah J. Noble

Nortel Networks Corporation
8200 Dixie Road Suite 100
Brampton ON L6T 5P6 · Canada
Tel 905.863.1103
Fax 905.863.8386

Ms. Noble

Enclosed is my proposed shareholder motion for the 2002 shareholder meeting and a statement from Morgan Stanley showing that I have continuously owned 300 shares of Nortel since 2/28/01.

Sincerely

Mark Klerer

**Shareholder Proposal: Proposal on Ethical Behavior Toward Terminated Employees**

It is proposed that all Nortel employees that were terminated as a part of the force reduction program since 1 November 2000, were not dismissed for cause and had unexpired stock options have their options reinstated and that these options and all associated rights remain in effect until the original expiration date of those options. It is further proposed that the employee stock option program be permanently modified to allow employees that are terminated without cause to retain their granted options until expiry.

**Rationale**

As stated by John Roth, president and chief executive officer of Nortel Networks,

> "Employees are the most important asset of Nortel Networks and a key factor in helping us serve our customers and achieve our long-term goals which will in turn enhance shareholder value."
>
> "Stock options are a key component of a competitive rewards package in the global technology industry where competition for the best talent is always fierce, even in a market downturn"

Stock options are essential so that Nortel may continue to attract, retain and reward its talent in a highly competitive labor market, as well as to align employee and shareholder interests. These options are granted on the basis of the employees past performance and constitute a part of deferred compensation. Stock options act as a motivator only if the employee has some degree of assurance that these options cannot and will not be revoked without cause. Unilateral termination by the company in a market downturn does not constitute a valid cause. Indeed, when the misfortunes of our company are attributed to an unanticipated market downturn, termination of employees becomes a painful necessity, but that employee should not be asked to pay an additional penalty of forfeiting any possibility of ever exercising the options which he or she has earned. Preserving this right is also the only way we as shareholders can be assured that stock options are held for the long haul rather than exercised at the first available opportunity.

Under the proposed program, employees that were terminated as a part of the force reduction programs since 1 November 2000, and were terminated with satisfactory performance, will have their original stock options reinstated, will be able to participate in the Stock Offer Exchange Program of June 4, 2001 and will be able to hold these options until the original expiry date.

Any argument advanced that the options were only granted to retain employees is vitiated in actual practice by the fact that options are granted based on past performance. The terminated employees did not leave by choice and were key contributors to Nortel's success. Any dilution of shareholder value caused by this program will be greatly offset through Nortel's continued ability to innovate by attracting, retaining and rewarding its talent in a highly competitive labor market. Beside, management has deemed this dilution acceptable when granting these options to these employees. Therefore, though no legal obligation exists under the current stock option plan, there is an ethical obligation to act fairly to these employees.

CLEARY, GOTTLIEB, STEEN & HAMILTON

2000 PENNSYLVANIA AVENUE, N.W.
WASHINGTON, D.C. 20006-1801

41, AVENUE DE FRIEDLAND
75008 PARIS

RUE DE LA LOI 23
1040 BRUSSELS

CITY PLACE HOUSE
55 BASINGHALL STREET
LONDON EC2V 5EH

ONE LIBERTY PLAZA
NEW YORK, NY 10006-1470

TELEPHONE
(212) 225-2000

FACSIMILE
(212) 225-3999

MAIN TOWER
NEUE MAINZER STRASSE 52
60311 FRANKFURT AM MAIN

PIAZZA DI SPAGNA 15
00187 ROME

BANK OF CHINA TOWER
ONE GARDEN ROAD
HONG KONG

SHIN KASUMIGASEKI BUILDING
3-2, KASUMIGASEKI 3-CHOME
CHIYODA-KU TOKYO 100-0013

January 16, 2002

VIA EXPRESS MAIL

Securities and Exchange Commission
Office of the Chief Counsel
450 Fifth Street, N.W.
Washington D.C. 20549



Ladies and Gentlemen:

Our firm is counsel to Nortel Networks Corporation, a Canadian corporation (the "Company"). We are submitting this letter on behalf of the Company pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

The Company received a shareholder proposal (the "Proposal"), accompanied by a statement of "rationale" (the "Supporting Statement"), from Mark Klerer (the "Proponent"), for inclusion in the Company's proxy materials (the "Proxy Materials") for its 2002 Annual Meeting of Stockholders (the "Annual Meeting"), to be held on April 25, 2002.

As more fully discussed below, the Company intends to exclude the Proposal from its Proxy Materials pursuant to the following rules under the Securities Exchange Act of 1934, as amended (the "Exchange Act"):

- Rule 14a-8(i)(4), because the proposal relates to the redress of a personal grievance and would further a personal interest of the Proponent that is not shared with the other shareholders of the Company;
- Rule 14a-8(i)(7), because the proposal relates to the Company's ordinary business matters.

The Company respectfully requests that the staff of the Division of Corporate Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") confirm that it will not recommend any enforcement action against the Company based on its exclusion of the Proposal pursuant to these rules. In accordance with Rule 14a-8(j), we are submitting to the

Staff six copies of this letter, together with the Proposal and the Supporting Statement, on behalf of the Company, and simultaneously providing the Proponent with a copy of such documents.

The Proposal

The Proposal states as follows:

> "It is proposed that all Nortel employees that were terminated as a part of the force reduction program since 1 November 2000, were not dismissed for cause and had unexpired stock options have their options reinstated and that these options and all associated rights remain in effect until the original expiration date of those options. It is further proposed that the employee stock option program be permanently modified to allow employees that are terminated without cause to retain their granted options until expiry."

The Supporting Statement further states that holders of stock options that are reinstated in accordance with the Proposal "will be able to participate in the [Company's] Stock [Option] Exchange Program of June 4, 2001.." (the "Option Exchange Program").[1]

Discussion

I. The Proposal may be excluded under Rule 14a-8(i)(4) because the Proposal relates to the redress of a personal grievance.

Rule 14a-8(i)(4) permits the exclusion of a shareholder proposal that relates to the redress of a personal grievance or seeks to further a personal interest not shared by other shareholders. The Company is of the view that the Proposal was submitted by the Proponent solely as a means for the Proponent to further his personal interest in having his Company stock options reinstated and eligible for the Company's recent Option Exchange Program and to have the term of those options extended.

Proponent is a former employee of the Company who was granted Company stock options (the "Proponent's Options") on various dates during the period of his employment with the Company or one of its subsidiaries. Following the termination of his employment after 1 November 2000 and the expiration of a mutually agreed severance period, all of Proponent's Options terminated and were forfeited in accordance with the stock option plans of the Company and his termination agreement.

On June 20, 2001, the Company commenced the Option Exchange Program under which eligible employees of the Company and certain of its subsidiaries were offered the opportunity to tender to the Company for cancellation certain Company stock options that were previously granted to such employees (the "Original Options"). Pursuant to the Option Exchange Program,

[1] Pursuant to the terms of the Option Exchange Program, eligible employees were given the opportunity to exchange all of their outstanding eligible options to purchase the Company's common shares for new options to be granted at an exercise price to be determined on or about January 29, 2002. The offer under the Option Exchange Program commenced on June 20, 2001 and expired on July 23, 2001. The Company has previously filed with the Commission Schedule TO, and amendments thereto, with respect to the Option Exchange Program.

eligible employees who tendered all of their Original Options will be eligible to receive a grant of new options (the "New Options") on or about January 29, 2002, at the then current market price, subject to the conditions set forth in the Option Exchange Program, including the condition that the eligible employee continue in active employment with the Company or one of its eligible subsidiaries from the date the Option Exchange Program commenced through the grant date of the New Options. Pursuant to the terms of the Option Exchange Program, Proponent was not eligible to participate in the program because he received notice of the termination of his employment prior to the commencement of the Option Exchange Program.

The Company believes that the Proposal is aimed solely at redressing Proponent's dissatisfaction with (i) his inability to retain his Proponent's Options for a material exercise period following his termination of employment to profit therefrom and (ii) his ineligibility for the Option Exchange Program which would have permitted Proponent to tender his eligible Proponent's Options for cancellation and receive a grant of New Options presumably at a lower exercise price, further enhancing his opportunity to profit from such options.

Although superficially the Proposal could be seen to address a matter of general interest, it is clear in the current context that Proponent seeks to vindicate a personal grievance not shared with other shareholders: his dissatisfaction with his inability to receive a grant of New Options and to retain such New Options for a material exercise period to profit therefrom. The Staff has consistently permitted the exclusion of proposals designed to redress personal grievances or further personal interests not shared by other shareholders. In CBS Corporation (March 4, 1998), a similar situation involving the expiration of unvested options on retirement, the Staff agreed not to recommend action against CBS for excluding a proposal to reinstate certain options and eliminate or waive the applicable vesting requirements, which proposal would have enabled the proponent in that instance to have her options reinstated and vested. The Staff agreed that the proposal appeared to relate to the redress of a personal grievance. In Storage Technology Corporation (April 15, 1993), another similar circumstance, the Staff again opined that a proposal to modify a stock option plan was in fact an attempt by its proponent to redress personal grievances.

The Company believes that Proponent is masking his personal grievance in a proposal that superficially relates to the interests of shareholders in general. In International Business Machines Corporation (February 5, 1980), the Staff stated: "In the Division's view, despite the fact that the proposal is drafted in such a way that it may relate to matters which may be of general interest to all shareholders, it appears that the proponent is using the proposal as one of many tactics designed to redress an existing personal grievance against the Company." In Dow Jones & Company, Inc. (January 24, 1994), the Staff permitted the exclusion of a proposal redressing a personal grievance that was not shared with security holders at large. For additional instances in which the staff has allowed exclusion of self-serving proposals that superficially apply to shareholders generally, see Merck & Co., Inc. (February 7, 1994); Thomas Industries Incorporated (January 13, 1992); Eastman Kodak Company (March 5, 1993).

For the reasons set forth above, the Company believes that the Proposal may be properly omitted from the Proxy Materials for its Annual Meeting in accordance with Rule 14a8-(i)(4).

II. The Proposal may be excluded under Rule 14a-8(i)(7) because the Proposal relates to the ordinary business operation of the Company.

Rule 14a-8(i)(7) permits the exclusion of shareholder proposals dealing with matters relating to the Company's ordinary business operations. The Staff has stated that the policy for this exclusion rests on two central considerations. First, "certain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." Second, "a shareholder proposal should not seek to micro-manage the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." Exchange Act Release No. 34-40018 (May 21, 1998).

The Staff has taken the position that proposals directed toward general compensation policies of a company pertain to the company's ordinary business and therefore may be omitted from a company's proxy materials. See E.I. du Pont de Nemours and Company (March 15, 2001) (excluding a proposal to limit bonus payments to employees because it constituted a general compensation matter and thus pertained to ordinary business matters); Huntington Bancshares (January 11, 2001) (excluding a proposal that a cash incentive plan be amended because general compensation matters pertain to a company's ordinary business); Comshare, Incorporated (August 23, 2000) (excluding a proposal pertaining to general compensation matters under the ordinary business exclusion).

The Staff has further opined that proposals to modify broad-based equity compensation plans pertain to general compensation matters, and may therefore be excluded from proxy materials as ordinary business matters. See ConAgra Foods, Inc. (June 8, 2001) (excluding, as a general compensation matter, a proposal to modify a stock based compensation plan under which equity grants were made to all employees); Bio-Technology General Corp. (April 28, 2000) (excluding a proposal to modify a stock option plan as a matter of general compensation); AT&T Corp. (February 9, 2000) (excluding, as a general compensation matter, a proposal to modify a broad based stock option program). See also Tokheim Corporation (April 6, 1999); Minnesota Mining and Manufacturing Company (March 4, 1999); Avondale Financial Corp. (February 11, 1998).

Proponent's Proposal asks shareholders to approve a modification of the terms of the Company's broad based employee stock option plans, under which grants of Options have been made to thousands of the Company's employees, and modifications to the terms of the Option Exchange Program. The Proposal relates to general compensation matters, as opposed to executive compensation, particularly as the Proposal seeks to amend the Company's broad based stock plans and the Option Exchange Program, which, by its terms, excluded the Company's top executives from participation. Accordingly, the Proposal pertains to the Company's ordinary business matters, and should therefore be excludable under Rule 14a-8(i)(7).

For the reasons stated herein, the Company believes that the Proposal may properly be omitted from the Proxy Materials for its Annual Meeting under Rules 14a-8(i)(4) and 14a-8(i)(7). We respectfully ask the Staff to confirm that the Proposal may be so omitted and that no enforcement action will be recommended as a result. Please stamp and return the enclosed duplicate original of this letter to indicate the date on which this request was filed.

Please don't hesitate to contact the undersigned if you have any questions regarding the foregoing, or if we can be of any further assistance.

Sincerely,

Deborah E. Kurtzberg

CLEARY, GOTTLIEB, STEEN & HAMILTON

ONE LIBERTY PLAZA
NEW YORK, NY 10006-1470
TELEPHONE
(212) 225-2000
FACSIMILE
(212) 225-3999

2000 PENNSYLVANIA AVENUE, N.W.
WASHINGTON, D.C. 20006-1801

41, AVENUE DE FRIEDLAND
75008 PARIS

RUE DE LA LOI 23
1040 BRUSSELS

CITY PLACE HOUSE
55 BASINGHALL STREET
LONDON EC2V 5EH

MAIN TOWER
NEUE MAINZER STRASSE 52
60311 FRANKFURT AM MAIN

PIAZZA DI SPAGNA 15
00187 ROME

BANK OF CHINA TOWER
ONE GARDEN ROAD
HONG KONG

SHIN KASUMIGASEKI BUILDING
3-2, KASUMIGASEKI 3-CHOME
CHIYODA-KU TOKYO 100-0013



January 28, 2002

Writer's Direct Dial: (212) 225-2466

Securities and Exchange Commission
Office of the Chief Counsel
450 Fifth Street, N.W.
Washington D.C. 20549

Re: Nortel Networks Corporation No Action Letter Request, Submitted January 16, 2002

Ladies and Gentlemen:

On January 16, 2002, on behalf of our client Nortel Networks Corporation, a Canadian corporation (the "Company"), we submitted a request (the "Request") to the staff of the division of corporate finance (the "Staff") of the Securities and Exchange Commission (the "SEC") for the Staff to confirm that it would not recommend any enforcement action against the Company based on the Company's exclusion of the shareholder proposal (the "Original Proposal") submitted by Mark Klerer (the "Proponent") described therein from the Company's proxy materials (the "Proxy Materials") for its 2002 Annual Meeting of Stockholders (the "Annual Meeting"). For the Staff's convenience, a copy of the Request is attached.

As stated in the Request, the Company relied on two rules promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), in reaching its decision to omit the Original Proposal. First, pursuant to Rule 14a-8(i)(4), the Company concluded that the Original Proposal may be excluded because it redresses a personal grievance of the Proponent that is not shared by other shareholders. Second, pursuant to Rule 14a-8(i)(7), the Company concluded that the Original Proposal may be excluded because it pertains to the ordinary business operations of the Company in that it seeks to modify a compensation scheme that applies broadly to substantially all of the Company's employees.

At the time the Request was filed with the Staff, a copy of the Request was sent by email and registered mail to the Proponent, together with a letter from the Company setting forth the basis upon which the Company intended to exclude the Original Proposal from the Proxy Materials under the Canada Business Corporation Act (the "CBCA"), the Company's governing corporate legislation. (Similar to Exchange Act Rule 14a-8(i)(4), the CBCA permits the exclusion of a shareholder proposal if the primary purpose of the proposal is to enforce a personal claim or redress a personal grievance of the proponent against the corporation.) In response, the Proponent sent an email to the Company in which he seeks to supplement the

Original Proposal (the "Modified Proposal") to state that, in return for publication of the proposal, the Proponent (i) agrees to forfeit all claims to the employee stock options previously granted to him by the Company (all of which expired upon his termination of employment) and (ii) will forgo any benefit that he might otherwise be entitled to if the Original Proposal is implemented.

As the Staff notes in Staff Legal Bulletin No.14, response to Question E.1, "[t]here is no provision in Rule 14a-8 that allows a shareholder to revise his or her proposal and supporting statement." In response to Question E.3, the Staff notes that a company "*may* address the shareholder's revisions" (emphasis in original) by acknowledging and accepting the shareholder's changes.

In the present case, the Company is willing to accommodate the Proponent by acknowledging and accepting his Modified Proposal. The Company has determined that the Modified Proposal is also excludable under Rule 14a-8(i)(4) and Rule 14a-8(i)(7) and renews its request that the Staff agree not to recommend any enforcement action against the Company based on the Company's exclusion of the Modified Proposal.

In his communication to the Company, the Proponent modifies the Original Proposal by adding the following thereto:

> "Paragraph 137(5)(b) of the CBCA permits the exclusion of a shareholder proposal if 'it clearly appears that the primary purpose of the proposal is to enforce a personal claim or redress a personal grievance against the corporation or its directors, officers or security holders'. The initiator of this proposal, a former employee of Nortel Networks, therefore, in return for publication of this proposal, renounces any right to benefit from any favorable action taken by the stockholders and board on this proposal and agrees to forfeit all claims to the options previously granted to him."

In an effort to demonstrate that the Original Proposal was not intended to redress a personal grievance, the Proponent conditionally renounces any right to benefit from implementation of the Original Proposal and forfeits all claims to his expired stock options pursuant to the Modified Proposal. In essence, the Modified Proposal purports to eliminate the potential for personal *financial* gain that the Proponent would have realized in the event of implementation of the Original Proposal and resulting grant to him of new options with an exercise price equal to current market value. As may be gleaned from the Proponent's Supporting Statement submitted with the Original Proposal, the Proponent's grievances against the Company are not limited to the lost opportunity to profit from his Company stock options. As stated in the Supporting Statement, the Proponent believes that the Company treated employees, including Proponent, "unethically" in connection with the termination of their employment. The Proponent further claims that the stock options that expired upon termination of employment were "revoked without valid cause" "penalizing" terminating employees, including him. The Proponent now seeks to redress these personal grievances by using the Proxy Materials as a forum to publicly castigate the Company. Accordingly, the Modified Proposal only ameliorates the defects inherent in the Proponent's Original Proposal; it does not eliminate the defects.

As documented in the Request, the Proponent is aggrieved by the conditions surrounding his termination of employment and expiration of his stock options. This grievance can be addressed by the Proponent in a number of ways. Regrant of the Company stock options granted to the Proponent during his employment at current market value and extension of the term of such options is one type of redress; publicly castigating the Company to its shareholders constitutes another form of redress.

As the Staff has stated in previous instances, it is a proponent's motivation in putting forth a shareholder proposal that determines whether the proposal is excludable under Rule 14a-8(i)(4) on the grounds that it is intended to redress a personal grievance. As the Modified Proposal is motivated by the Proponent's dissatisfaction with the circumstances of his termination of employment and his desire to publicly rebuke the Company for allegedly acting in an "unethical" manner and to cause the Company to expend unnecessarily funds and resources to address this allegation, the Modified Proposal is excludable, regardless of the Proponent's attempt to renounce any personal financial benefit from its implementation.

We further want to reconfirm our view, as stated in the Request, that the subject matter of the Original Proposal (which is unaltered by the changes made in the Modified Proposal) is not a matter of interest to shareholders generally and does not seek to redress a grievance shared by shareholders generally. Thus, the Modified Proposal is also excludable under Rule 14a-8(i)(4) on this basis.

The Company's alternative argument, that the Original Proposal may be excluded under Rule 14a-8(i)(7) (pertaining to ordinary business operations), is unaffected by the changes to the Original Proposal made in the Modified Proposal. The Company believes that the Modified Proposal may also be excluded under Rule 14a-8(i)(7). For the reasons stated in the Request with regard to Rule 14a-8(i)(7) and the reasons stated above, we respectfully renew our request that the Staff agree not to recommend any enforcement action against the Company for its exclusion of the Modified Proposal.

Sincerely,

Deborah E. Kurtzberg

Proponent's Modified Proposal of January 16, 2002

Elaine & Deborah

According to your reply you choose to omit my proposal from the Corporation's management proxy circular, on the basis of Paragraph 137(5)(b) of the CBCA that permits the exclusion of a shareholder proposal if "it clearly appears that the primary purpose of the proposal is to enforce a personal claim or redress a personal grievance against the corporation or its directors, officers or security holders". I believe the emphasis is on the words "primary purpose" and "personal". I wish to reiterate that it certainly is not my PRIMARY purpose and that I do not view this as a personal claim but as an attempt to get the company to act in an ethical manner toward ALL its employees. Sure - unless I had been an employee I would not know about this treatment.

However to remove this final hurdle in the path, please amend my motion as follows.

"Paragraph 137(5)(b) of the CBCA permits the exclusion of a shareholder proposal if "it clearly appears that the primary purpose of the proposal is to enforce a personal claim or redress a personal grievance against the corporation or its directors, officers or security holders". The initiator of this proposal, a former employee of Nortel Networks, therefore, in return for publication of this proposal, renounces any right to benefit from any favorable action taken by the stockholders and board on this proposal and agrees to forfeit all claims to the options previously granted to him"

Sincerely,

Mark Klerer

CLEARY, GOTTLIEB, STEEN & HAMILTON

2000 PENNSYLVANIA AVENUE, N.W.
WASHINGTON, D.C. 20006-1801

41, AVENUE DE FRIEDLAND
75008 PARIS

RUE DE LA LOI 23
1040 BRUSSELS

CITY PLACE HOUSE
55 BASINGHALL STREET
LONDON EC2V 5EH

ONE LIBERTY PLAZA
NEW YORK, NY 10006-1470
TELEPHONE
(212) 225-2000
FACSIMILE
(212) 225-3999

MAIN TOWER
NEUE MAINZER STRASSE 52
60311 FRANKFURT AM MAIN

PIAZZA DI SPAGNA 15
00187 ROME

BANK OF CHINA TOWER
ONE GARDEN ROAD
HONG KONG

SHIN KASUMIGASEKI BUILDING
3-2, KASUMIGASEKI 3-CHOME
CHIYODA-KU TOKYO 100-0013

January 16, 2002

VIA EXPRESS MAIL

Securities and Exchange Commission
Office of the Chief Counsel
450 Fifth Street, N.W.
Washington D.C. 20549

Ladies and Gentlemen:

Our firm is counsel to Nortel Networks Corporation, a Canadian corporation (the "Company"). We are submitting this letter on behalf of the Company pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

The Company received a shareholder proposal (the "Proposal"), accompanied by a statement of "rationale" (the "Supporting Statement"), from Mark Klerer (the "Proponent"), for inclusion in the Company's proxy materials (the "Proxy Materials") for its 2002 Annual Meeting of Stockholders (the "Annual Meeting"), to be held on April 25, 2002.

As more fully discussed below, the Company intends to exclude the Proposal from its Proxy Materials pursuant to the following rules under the Securities Exchange Act of 1934, as amended (the "Exchange Act"):

- Rule 14a-8(i)(4), because the proposal relates to the redress of a personal grievance and would further a personal interest of the Proponent that is not shared with the other shareholders of the Company;

- Rule 14a-8(i)(7), because the proposal relates to the Company's ordinary business matters.

The Company respectfully requests that the staff of the Division of Corporate Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") confirm that it will not recommend any enforcement action against the Company based on its exclusion of the Proposal pursuant to these rules. In accordance with Rule 14a-8(j), we are submitting to the

Staff six copies of this letter, together with the Proposal and the Supporting Statement, on behalf of the Company, and simultaneously providing the Proponent with a copy of such documents.

The Proposal

The Proposal states as follows:

> "It is proposed that all Nortel employees that were terminated as a part of the force reduction program since 1 November 2000, were not dismissed for cause and had unexpired stock options have their options reinstated and that these options and all associated rights remain in effect until the original expiration date of those options. It is further proposed that the employee stock option program be permanently modified to allow employees that are terminated without cause to retain their granted options until expiry."

The Supporting Statement further states that holders of stock options that are reinstated in accordance with the Proposal "will be able to participate in the [Company's] Stock [Option] Exchange Program of June 4, 2001.." (the "Option Exchange Program"). [1]

Discussion

I. The Proposal may be excluded under Rule 14a-8(i)(4) because the Proposal relates to the redress of a personal grievance.

Rule 14a-8(i)(4) permits the exclusion of a shareholder proposal that relates to the redress of a personal grievance or seeks to further a personal interest not shared by other shareholders. The Company is of the view that the Proposal was submitted by the Proponent solely as a means for the Proponent to further his personal interest in having his Company stock options reinstated and eligible for the Company's recent Option Exchange Program and to have the term of those options extended.

Proponent is a former employee of the Company who was granted Company stock options (the "Proponent's Options") on various dates during the period of his employment with the Company or one of its subsidiaries. Following the termination of his employment after 1 November 2000 and the expiration of a mutually agreed severance period, all of Proponent's Options terminated and were forfeited in accordance with the stock option plans of the Company and his termination agreement.

On June 20, 2001, the Company commenced the Option Exchange Program under which eligible employees of the Company and certain of its subsidiaries were offered the opportunity to tender to the Company for cancellation certain Company stock options that were previously granted to such employees (the "Original Options"). Pursuant to the Option Exchange Program,

---

1 Pursuant to the terms of the Option Exchange Program, eligible employees were given the opportunity to exchange all of their outstanding eligible options to purchase the Company's common shares for new options to be granted at an exercise price to be determined on or about January 29, 2002. The offer under the Option Exchange Program commenced on June 20, 2001 and expired on July 23, 2001. The Company has previously filed with the Commission Schedule TO, and amendments thereto, with respect to the Option Exchange Program.

eligible employees who tendered all of their Original Options will be eligible to receive a grant of new options (the "New Options") on or about January 29, 2002, at the then current market price, subject to the conditions set forth in the Option Exchange Program, including the condition that the eligible employee continue in active employment with the Company or one of its eligible subsidiaries from the date the Option Exchange Program commenced through the grant date of the New Options. Pursuant to the terms of the Option Exchange Program, Proponent was not eligible to participate in the program because he received notice of the termination of his employment prior to the commencement of the Option Exchange Program.

The Company believes that the Proposal is aimed solely at redressing Proponent's dissatisfaction with (i) his inability to retain his Proponent's Options for a material exercise period following his termination of employment to profit therefrom and (ii) his ineligibility for the Option Exchange Program which would have permitted Proponent to tender his eligible Proponent's Options for cancellation and receive a grant of New Options presumably at a lower exercise price, further enhancing his opportunity to profit from such options.

Although superficially the Proposal could be seen to address a matter of general interest, it is clear in the current context that Proponent seeks to vindicate a personal grievance not shared with other shareholders: his dissatisfaction with his inability to receive a grant of New Options and to retain such New Options for a material exercise period to profit therefrom. The Staff has consistently permitted the exclusion of proposals designed to redress personal grievances or further personal interests not shared by other shareholders. In CBS Corporation (March 4, 1998), a similar situation involving the expiration of unvested options on retirement, the Staff agreed not to recommend action against CBS for excluding a proposal to reinstate certain options and eliminate or waive the applicable vesting requirements, which proposal would have enabled the proponent in that instance to have her options reinstated and vested. The Staff agreed that the proposal appeared to relate to the redress of a personal grievance. In Storage Technology Corporation (April 15, 1993), another similar circumstance, the Staff again opined that a proposal to modify a stock option plan was in fact an attempt by its proponent to redress personal grievances.

The Company believes that Proponent is masking his personal grievance in a proposal that superficially relates to the interests of shareholders in general. In International Business Machines Corporation (February 5, 1980), the Staff stated: "In the Division's view, despite the fact that the proposal is drafted in such a way that it may relate to matters which may be of general interest to all shareholders, it appears that the proponent is using the proposal as one of many tactics designed to redress an existing personal grievance against the Company." In Dow Jones & Company, Inc. (January 24, 1994), the Staff permitted the exclusion of a proposal redressing a personal grievance that was not shared with security holders at large. For additional instances in which the staff has allowed exclusion of self-serving proposals that superficially apply to shareholders generally, see Merck & Co., Inc. (February 7, 1994); Thomas Industries Incorporated (January 13, 1992); Eastman Kodak Company (March 5, 1993).

For the reasons set forth above, the Company believes that the Proposal may be properly omitted from the Proxy Materials for its Annual Meeting in accordance with Rule 14a8-(i)(4).

II. The Proposal may be excluded under Rule 14a-8(i)(7) because the Proposal relates to the ordinary business operation of the Company.

Rule 14a-8(i)(7) permits the exclusion of shareholder proposals dealing with matters relating to the Company's ordinary business operations. The Staff has stated that the policy for this exclusion rests on two central considerations. First, "certain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." Second, "a shareholder proposal should not seek to micro-manage the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." Exchange Act Release No. 34-40018 (May 21, 1998).

The Staff has taken the position that proposals directed toward general compensation policies of a company pertain to the company's ordinary business and therefore may be omitted from a company's proxy materials. See E.I. du Pont de Nemours and Company (March 15, 2001) (excluding a proposal to limit bonus payments to employees because it constituted a general compensation matter and thus pertained to ordinary business matters); Huntington Bancshares (January 11, 2001) (excluding a proposal that a cash incentive plan be amended because general compensation matters pertain to a company's ordinary business); Comshare, Incorporated (August 23, 2000) (excluding a proposal pertaining to general compensation matters under the ordinary business exclusion).

The Staff has further opined that proposals to modify broad-based equity compensation plans pertain to general compensation matters, and may therefore be excluded from proxy materials as ordinary business matters. See ConAgra Foods, Inc. (June 8, 2001) (excluding, as a general compensation matter, a proposal to modify a stock based compensation plan under which equity grants were made to all employees); Bio-Technology General Corp. (April 28, 2000) (excluding a proposal to modify a stock option plan as a matter of general compensation); AT&T Corp. (February 9, 2000) (excluding, as a general compensation matter, a proposal to modify a broad based stock option program). See also Tokheim Corporation (April 6, 1999); Minnesota Mining and Manufacturing Company (March 4, 1999); Avondale Financial Corp. (February 11, 1998).

Proponent's Proposal asks shareholders to approve a modification of the terms of the Company's broad based employee stock option plans, under which grants of Options have been made to thousands of the Company's employees, and modifications to the terms of the Option Exchange Program. The Proposal relates to general compensation matters, as opposed to executive compensation, particularly as the Proposal seeks to amend the Company's broad based stock plans and the Option Exchange Program, which, by its terms, excluded the Company's top executives from participation. Accordingly, the Proposal pertains to the Company's ordinary business matters, and should therefore be excludable under Rule 14a-8(i)(7).

For the reasons stated herein, the Company believes that the Proposal may properly be omitted from the Proxy Materials for its Annual Meeting under Rules 14a-8(i)(4) and 14a-8(i)(7). We respectfully ask the Staff to confirm that the Proposal may be so omitted and that no enforcement action will be recommended as a result. Please stamp and return the enclosed duplicate original of this letter to indicate the date on which this request was filed.

Please don't hesitate to contact the undersigned if you have any questions regarding the foregoing, or if we can be of any further assistance.

Sincerely,

Deborah E. Kurtzberg

DSN

January 7, 2002

S. Mark Klerer
28 Celler Road
Edison NJ 08817

Deborah J. Noble

Nortel Networks Corporation
8200 Dixie Road Suite 100
Brampton ON L6T 5P6 · Canada
Tel 905.863.1103
Fax 905.863.8386

Ms. Noble

Enclosed is my proposed shareholder motion for the 2002 shareholder meeting and a statement from Morgan Stanley showing that I have continuously owned 300 shares of Nortel since 2/28/01.

Sincerely

Mark Klerer

Mark Klerer

**Shareholder Proposal: Proposal on Ethical Behavior Toward Terminated Employees**

It is proposed that all Nortel employees that were terminated as a part of the force reduction program since 1 November 2000, were not dismissed for cause and had unexpired stock options have their options reinstated and that these options and all associated rights remain in effect until the original expiration date of those options. It is further proposed that the employee stock option program be permanently modified to allow employees that are terminated without cause to retain their granted options until expiry.

**Rationale**

As stated by John Roth, president and chief executive officer of Nortel Networks,

> "Employees are the most important asset of Nortel Networks and a key factor in helping us serve our customers and achieve our long-term goals which will in turn enhance shareholder value."
>
> "Stock options are a key component of a competitive rewards package in the global technology industry where competition for the best talent is always fierce, even in a market downturn"

Stock options are essential so that Nortel may continue to attract, retain and reward its talent in a highly competitive labor market, as well as to align employee and shareholder interests. These options are granted on the basis of the employees past performance and constitute a part of deferred compensation. Stock options act as a motivator only if the employee has some degree of assurance that these options cannot and will not be revoked without cause. Unilateral termination by the company in a market downturn does not constitute a valid cause. Indeed, when the misfortunes of our company are attributed to an unanticipated market downturn, termination of employees becomes a painful necessity, but that employee should not be asked to pay an additional penalty of forfeiting any possibility of ever exercising the options which he or she has earned. Preserving this right is also the only way we as shareholders can be assured that stock options are held for the long haul rather than exercised at the first available opportunity.

Under the proposed program, employees that were terminated as a part of the force reduction programs since 1 November 2000, and were terminated with satisfactory performance, will have their original stock options reinstated, will be able to participate in the Stock Offer Exchange Program of June 4, 2001 and will be able to hold these options until the original expiry date.

Any argument advanced that the options were only granted to retain employees is vitiated in actual practice by the fact that options are granted based on past performance. The terminated employees did not leave by choice and were key contributors to Nortel's success. Any dilution of shareholder value caused by this program will be greatly offset through Nortel's continued ability to innovate by attracting, retaining and rewarding its talent in a highly competitive labor market. Beside, management has deemed this dilution acceptable when granting these options to these employees. Therefore, though no legal obligation exists under the current stock option plan, there is an ethical obligation to act fairly to these employees.

## DIVISION OF CORPORATION FINANCE
## INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 28, 2002

**Response of the Office of Chief Counsel**
**Division of Corporation Finance**

Re: Nortel Networks Corporation
Incoming letter dated January 16, 2002

The proposal seeks to modify Nortel Networks' employee stock option program to allow terminated employees to retain their stock options until expiration.

There appears to be some basis for your view that Nortel Networks may exclude the proposal under rule 14a-8(i)(7), as relating to its ordinary business operations (i.e., general compensation matters). Accordingly, we will not recommend enforcement action to the Commission if Nortel Networks omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative basis of omission upon which Nortel Networks relies.

Sincerely,

Jennifer Gurzenski

Jennifer Gurzenski
Attorney-Advisor